United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT

Macy's, Inc.
(Exact name of registrant as specified in its charter)

Delaware	1-13536	13-3324058
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

7 West Seventh Street Cincinnati, Ohio and 151 West 34th Street New York, New York	45202 10001
(Address of principal executive offices)	(Zip Code)

Dennis J. Broderick, Esq.
(513) 579-7000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Unless the context indicates otherwise, the terms "Company," "we," "its," "us" and "our" refer to Macy's, Inc. and its consolidated subsidiaries. As used herein and under the Conflict Minerals Rule, "Conflict Minerals" are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.
Our Conflict Minerals Policy
We are opposed to human rights abuses such as those occurring in the Democratic Republic of the Congo (the "DRC") and are committed to ensuring that the metals and other minerals contained in the private brand products we sell are obtained, produced and used in a socially responsible manner. We also take seriously our compliance obligations under Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the "Conflict Minerals Rule"). To these ends, we have adopted a policy regarding Conflict Minerals (the "Conflict Minerals Policy"). Our Conflict Minerals Policy provides that we expect our private-brand suppliers to seek minerals from sources that do not directly or indirectly contribute to the conflict in the DRC and its adjoining countries. We require these suppliers to cooperate with us in the implementation and execution of our processes to comply with the Conflict Minerals Rule. In addition, we reserve the right to request from any supplier at any time such information, certifications and documentation as we believe is necessary to monitor or assess compliance with our policy.
Applicability of the Conflict Minerals Rule to Our Company
We are an omnichannel retail organization operating stores and websites under two brands (Macy's and Bloomingdale's) that sell a wide range of merchandise, including apparel and accessories (men's, women's and children's), cosmetics, home furnishings and other consumer goods. As of February 1, 2014, our operations included approximately 840 stores, including thirteen Bloomingdale's Outlets, in 45 states, the District of Columbia, Guam and Puerto Rico, as well as macys.com and bloomingdales.com.
In 2013, we purchased merchandise from approximately 3,600 suppliers. We do not manufacture any products. Many of the products that we sell are third party branded products that are available from many retailers, including our company, and are therefore not in-scope for purposes of our compliance with the Conflict Minerals Rule. In addition, we believe that most of our products do not contain any Conflict Minerals and, for those that do, Conflict Minerals content usually constitutes a small portion of the materials content of the products.
A portion of our products are private brand products, primarily consisting of apparel, accessories and home products. We have determined that we are subject to the Conflict Minerals Rule because of the degree of influence that we exercised over the materials, parts, ingredients or components of some of our private brand products that contained Conflict Minerals. With respect to 2013, we sourced our private brand products from approximately 640 suppliers, or approximately 18%, of our total supplier base. The responses that we received from our private label suppliers in respect of 2013 indicated that only a small portion of these suppliers supplied us with products that were in-scope for our Conflict Minerals Rule compliance. For further information concerning our in-scope private brand suppliers, see the Conflict Minerals Report included as an exhibit to this Form SD.

We do not directly source Conflict Minerals from mines, smelters or refiners, and we believe that we are in most cases many levels removed from these market participants. We therefore have limited influence over these upstream actors. Furthermore, because of the depth, geographic diversity and constant evolution of our supply chain, and due to competitive factors, we often have significant difficultly identifying actors upstream from our direct suppliers. However, through the efforts described in this Form SD and the Conflict Minerals Report included as an exhibit hereto, we seek to ensure that our sourcing practices are consistent with our responsible sourcing values.
Conflict Minerals Report
As required by the Conflict Minerals Rule, a Conflict Minerals Report is provided as an exhibit to this Form SD and is available at the following Internet website: http:// www.macysinc.com/social-responsibility. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.
None of the necessary Conflict Minerals contained in our in-scope products were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. The terms "armed group" and "adjoining country" have the meanings contained in the Conflict Minerals Rule.
Item 1.02 Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.
Section 2 - Exhibits
Item 2.01 Exhibits
Exhibit 1.02 – Conflict Minerals Report for the calendar year ended December 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Macy's, Inc.
(Registrant)
By: /s/ Dennis J. Broderick	June 2, 2014 (Date)
Name: Dennis J. Broderick Title: Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit	Description
1.02	Conflict Minerals Report for the calendar year ended December 31, 2013

4